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                               May 11, 2021

       Mark D. Wang
       Chief Executive Officer
       Hilton Grand Vacations Inc.
       6355 MetroWest Boulevard, Suite 180
       Orlando, Florida 32835

                                                        Re: Hilton Grand
Vacations Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed April 15,
2021
                                                            File No. 001-37794

       Dear Mr. Wang:

             We have limited our review of your filing to those issues we have addressed in our comments.. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed April 15, 2021

       Unaudited Pro Forma Condensed Combined Financial Information of HGV and Diamond
       Unaudited Pro Forma Condensed Combined Balance Sheet, page 127

   1. We note from your disclosure in Note 6(c) on page 133 that the adjustment to Debt in the amount of $ (1,256)
reflects the preliminary fair value adjustment. Please revise to clarify whether this amount is
net of adjustment (a) to Cash and cash equivalents for the
                                                        repayment of Diamond
debt of $ (1,378).
       Note 3. Preliminary Fair Values of Assets Acquired and Liabilities Assumed, page 130

   2.                                                   Please revise footnote
(1) to disclose in greater detail: the purchase price allocated to each major class of
intangible asset; the expected useful life by intangible asset class; and how you determined the
preliminary estimate of their fair value including the most significant assumptions used. Also,
tell us the accounting guidance you relied upon.
 Mark D. Wang
Hilton Grand Vacations Inc.
May 11, 2021
Page 2
Independent Auditor's Report, page F-2

3. It appears the audit report from your independent auditor for Dakota Holdings, Inc. does not cover the the consolidated statements of operations and comprehensive loss,
         stockholders    equity, and cash flows for the year ended December 31,
2018. We also note
         from your disclosure on page 19 that the selected historical financial data for each of the fiscal years ended December 31, 2020, December 31, 2019, and December 31, 2018 is
         derived from Dakota's audited consolidated financial statements. Please advise your independent auditor to revise their audit report to properly identify all the periods of the financial statements covered by the report.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jorge Bonilla at 202-551-3414 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameMark D. Wang                                  Sincerely,
Comapany NameHilton Grand Vacations Inc.
                                                                Division of
Corporation Finance
May 11, 2021 Page 2                                             Office of Real
Estate & Construction
FirstName LastName